SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                         Continental Airlines, Inc.
                              (Name of Issuer)

                Class A Common Stock and Class B Common Stock
                       (Title of Class of Securities)

                           210795209 and 210795308
                               (CUSIP Number)

                              James J. O'Brien
                         201 Main Street, Suite 2420
                          Fort Worth, Texas  76102
                               (817) 871-4000
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                               August 10, 1995
           (Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 4,267,934 and 6,528,405 of Class A and Class B shares, respectively, which constitutes approximately 54.6% and 26.5%, respectively, of the total number of Class A and Class B shares outstanding. The foregoing ownership percentages set forth herein assume that there are 7,820,790 and 24,607,970 shares of the Class A and Class B Common Stock, respectively, outstanding.

1.        Name of Reporting Person:

          Air Partners, L.P.

2.        Check the Appropriate Box if a Member of a Group:
                                                          (a) / /

                                                          (b) /X/
3.        SEC Use Only

4.        Source of Funds:  OO-Partnership Contributions

5.        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e):                                  / /

6.        Citizenship or Place of Organization: Texas

                      7.   Sole Voting Power:
                           Class A - 2,740,000 (1)
Number of                  Class B - 2,742,773 (1)
Shares
Beneficially          8.   Shared Voting Power: -0-
Owned By
Each                  9.   Sole Dispositive Power:
Reporting                  Class A - 2,740,000 (1)
Person With                Class B - 2,742,773 (1)

                      10.  Shared Dispositive Power: -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

                      Class A - 4,259,734 (2)
                      Class B - 6,125,405 (3)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                              /x/ See Item 2.

13.       Percent of Class Represented by Amount in Row (11):

                      Class A - 54.5% (2)(4)
                      Class B - 24.9% (3)(5)

14.       Type of Reporting Person: PN

- ------------
(1) Power is exercised through its two general partners, 1992 Air GP and Air II General, Inc. Additionally, the voting and dispositive power with respect to the shares of Class A Common Stock and Class B Common Stock held by Air Partners, L.P. may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners, L.P. as further described in
          Item 6 hereof.
(2) Assumes the exercise of warrants to purchase 1,519,734 shares of Class A Common Stock.
(3) Assumes the exercise of warrants to purchase 3,382,632 shares of Class B Common Stock.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 7,820,790 shares of Class A Common Stock outstanding which includes the warrants to purchase shares of Class A Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.
(5) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 24,604,970 shares of Class B Common Stock outstanding which includes the warrants to purchase shares of Class B Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.

1.        Name of Reporting Person:

          1992 Air GP

2.        Check the Appropriate Box if a Member of a Group:
                                                          (a) / /

                                                          (b) /X/
3.        SEC Use Only

4.        Source of Funds:  Not Applicable

5.        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e):                                  / /

6.        Citizenship or Place of Organization: Texas

                      7.   Sole Voting Power: -0-

Number of             8.   Shared Voting Power:
Shares                     Class A - 2,740,000 (1)(2)
Beneficially               Class B - 2,742,773 (1)(2)
Owned By
Each                  9.   Sole Dispositive Power: -0-
Reporting
Person With           10.  Shared Dispositive Power:
                           Class A - 2,740,000 (1)(2)
                           Class B - 2,742,773 (1)(2)

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

                      Class A - 4,259,734 (2)(3)
                      Class B - 6,125,405 (2)(4)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                              /x/ See Item 2.

13.       Percent of Class Represented by Amount in Row (11):

                      Class A - 54.5% (3)(5)
                      Class B - 24.9% (4)(6)

14.       Type of Reporting Person: PN

- -------------
(1) Power is exercised through its majority general partner, 1992 Air, Inc. Additionally, the voting and dispositive power with respect to the shares of Class A Common Stock and Class B Common Stock held by Air Partners, L.P. may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners, L.P. as further described in Item 6 hereof.
(2)       Solely in its capacity as one of two general partners of Air
          Partners, L.P.
(3) Assumes the exercise of warrants to purchase 1,519,734 shares of Class A Common Stock.
(4) Assumes the exercise of warrants to purchase 3,382,632 shares of Class B Common Stock.
(5) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 7,820,790 shares of Class A Common Stock outstanding which includes the warrants to purchase shares of Class A Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.
(6) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 24,604,970 shares of Class B Common Stock outstanding which includes the warrants to purchase shares of Class B Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.

1.        Name of Reporting Person:

          Air II General, Inc.

2.        Check the Appropriate Box if a Member of a Group:
                                                          (a) / /

                                                          (b) /X/

3.        SEC Use Only

4.        Source of Funds:  Not Applicable

5.        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e):                                  / /

6.        Citizenship or Place of Organization: Texas

                      7.   Sole Voting Power: -0-

Number of             8.   Shared Voting Power:
Shares                     Class A - 2,740,000 (1)(2)
Beneficially               Class B - 2,742,773 (1)(2)
Owned By
Each                  9.   Sole Dispositive Power: -0-
Reporting
Person With           10.  Shared Dispositive Power:
                           Class A - 2,740,000 (1)(2)
                           Class B - 2,742,773 (1)(2)

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

                      Class A - 4,259,734 (2)(3)
                      Class B - 6,125,405 (2)(4)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                              /x/ See Item 2.

13.       Percent of Class Represented by Amount in Row (11):

                      Class A - 54.5% (3)(5)
                      Class B - 24.9% (4)(6)

14.       Type of Reporting Person: CO

- ------------
(1) Power is exercised through its controlling shareholder, David Bonderman. Additionally, the voting and dispositive power with respect to the shares of Class A Common Stock and Class B Common Stock held by Air Partners, L.P. may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners, L.P. as further described in Item 6 hereof.
(2)       Solely in its capacity as one of two general partners of Air
          Partners, L.P.
(3) Assumes the exercise of warrants to purchase 1,519,734 shares of Class A Common Stock.
(4) Assumes the exercise of warrants to purchase 3,382,632 shares of Class B Common Stock.
(5) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 7,820,790 shares of Class A Common Stock outstanding which includes the warrants to purchase shares of Class A Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.
(6) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 24,604,970 shares of Class B Common Stock outstanding which includes the warrants to purchase shares of Class B Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.

1.        Name of Reporting Person:

          1992 Air, Inc.

2.        Check the Appropriate Box if a Member of a Group:
                                                          (a) / /

                                                          (b) /X/

3.        SEC Use Only

4.        Source of Funds:  Not Applicable

5.        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e):                                  / /

6.        Citizenship or Place of Organization: Texas

                      7.   Sole Voting Power: -0-

Number of             8.   Shared Voting Power:
Shares                     Class A - 2,740,000 (1)(2)
Beneficially               Class B - 2,742,773 (1)(2)
Owned By
Each                  9.   Sole Dispositive Power: -0-
Reporting
Person With           10.  Shared Dispositive Power:
                           Class A - 2,740,000 (1)(2)
                           Class B - 2,742,773 (1)(2)

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

                      Class A - 4,259,734 (2)(3)
                      Class B - 6,125,405 (2)(4)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                              /x/ See Item 2.

13.       Percent of Class Represented by Amount in Row (11):

                      Class A - 54.5% (3)(5)
                      Class B - 24.9% (4)(6)

14.       Type of Reporting Person: CO

- ------------
(1) Power is exercised through its controlling shareholder, David Bonderman. Additionally, the voting and dispositive power with respect to the shares of Class A Common Stock and Class B Common Stock held by Air Partners, L.P. may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners, L.P. as further described in Item 6 hereof.
(2)       Solely in its capacity as one of two general partners of 1992 Air
          GP.
(3) Assumes the exercise of warrants to purchase 1,519,734 shares of Class A Common Stock.
(4) Assumes the exercise of warrants to purchase 3,382,632 shares of Class B Common Stock.
(5) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 7,820,790 shares of Class A Common Stock outstanding which includes the warrants to purchase shares of Class A Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.
(6) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 24,604,970 shares of Class B Common Stock outstanding which includes the warrants to purchase shares of Class B Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.

1.        Name of Reporting Person:

          David Bonderman

2.        Check the Appropriate Box if a Member of a Group:
                                                          (a) / /

                                                          (b) /X/

3.        SEC Use Only

4.        Source of Funds:  Not Applicable

5.        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e):                                  / /

6. Citizenship or Place of Organization: David Bonderman is a citizen of the United States of America.

                      7.   Sole Voting Power: Class A - 8,200 (1)
                                              Class B - 200,000 (2)

Number of             8.   Shared Voting Power:
Shares                     Class A - 2,740,000 (3)
Beneficially               Class B - 2,742,773 (3)
Owned By
Each                  9.   Sole Dispositive Power: Class A - 8,200(1)
Reporting                                          Class B - 200,000 (2)
Person With           10.  Shared Dispositive Power:
                           Class A - 2,740,000 (3)
                           Class B - 2,742,773 (3)

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

                      Class A - 4,267,934 (1)(3)(4)(9)
                      Class B - 6,528,405 (2)(3)(5)(8)(9)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                              /x/ See Item 2.

13.       Percent of Class Represented by Amount in Row (11):

                      Class A - 54.6% (4)(6)
                      Class B - 26.5% (2)(5)(7)(8)

14.       Type of Reporting Person: IN

- ------------
(1) Solely in his capacity as general partner of the Bonderman Family Limited Partnership with respect to 8,200 shares.
(2) Solely in his capacity as general partner of the Bonderman Family Limited Partnership with respect to 200,000 shares.
(3) Solely in his capacity as the controlling shareholder of each of Air II General, Inc. and 1992 Air, Inc. with respect to 2,740,000 shares of Class B Common Stock and 2,742,773 shares of Class A Common Stock. Additionally, the voting and dispositive power with respect to the shares of Class A Common Stock and Class B Common Stock held by Air Partners, L.P. may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners, L.P. as further described in Item 6 hereof.
(4) Assumes the exercise of warrants to purchase 1,519,734 shares of Class A Common Stock.
(5) Assumes the exercise of warrants to purchase 3,382,632 shares of Class B Common Stock.
(6) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 7,820,790 shares of Class A Common Stock outstanding which includes the warrants to purchase shares of Class A Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.
(7) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 24,607,970 shares of Class B Common Stock outstanding which includes the warrants to purchase shares of Class B Common Stock held by Air Partners, L.P. and the director options held by Mr. Bonderman but does not include warrants held by any other persons.
(8) Assumes the exercise of options held by Bonderman Family Limited Partnership to purchase an aggregate of 200,000 shares of Class B Common Stock and outside director stock options held by Mr. Bonderman to purchase 3,000 shares of Class B Common Stock.
(9) Mr. Bonderman also holds, directly and indirectly, limited partnership interests in Air Partners, L.P. On the basis of certain provisions of the limited partnership agreement of Air Partners, L.P. (the "Partnership Agreement"), Mr. Bonderman may be deemed to beneficially own the shares of Class A Common Stock and Class B Common Stock beneficially owned by Air Partners, L.P. that are attributable to such limited partnership interests. Pursuant to Rule 13d-4 under the Act, Mr. Bonderman disclaims beneficial ownership of any such shares.

1.        Name of Reporting Person:

          Bonderman Family Limited Partnership

2.        Check the Appropriate Box if a Member of a Group:
                                                          (a) / /

                                                          (b) /X/

3.        SEC Use Only

4.        Source of Funds:  WC

5.        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e):                                  / /

6.        Citizenship or Place of Organization: Texas

                      7.   Sole Voting Power: Class A - 8,200(1)
                                              Class B - 200,000 (1)

Number of             8.   Shared Voting Power:
Shares                     Class A - 46,322(3)
Beneficially               Class B - 46,369(3)
Owned By
Each                  9.   Sole Dispositive Power: Class A - 8,200(1)
Reporting                                          Class B - 200,000(1)
Person With           10.  Shared Dispositive Power:
                           Class A - 46,322(3)
                           Class B - 46,369(3)

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

                      Class A - 80,215 (3)(4)
                      Class B - 503,556 (2)(3)(5)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                              /x/ See Item 2.

13.       Percent of Class Represented by Amount in Row (11):

                      Class A - 1.3% (4)(6)
                      Class B - 2.4% (2)(5)(7)

14.       Type of Reporting Person: PN

- ------------
(1)       Power is exercised through its general partner, David Bonderman.
(2)       Assumes the exercise of 200,000 options to purchase Class B Common
          Stock.
(3) Bonderman Family Limited Partnership also holds a limited partnership interest in Air Partners, L.P. On the basis of certain provisions of the Partnership Agreement, Bonderman Family Limited Partnership may be deemed to beneficially own the shares of Class A Common Stock and Class B Common Stock beneficially owned by Air Partners, L.P. that are attributable to such limited partnership interest. Pursuant to Rule 13d-4 under the Act, Bonderman Family Limited Partnership disclaims beneficial ownership of all such shares.
(4) Assumes the exercise of warrants to purchase 25,693 shares of Class A Common Stock held by Air Partners, L.P. and attributable to the limited partnership interest in Air Partners, L.P. held by Bonderman Family Limited Partnership.
(5) Assumes the exercise of warrants to purchase 57,187 shares of Class B Common Stock held by Air Partners, L.P. and attributable to the limited partnership interest in Air Partners, L.P. held by Bonderman Family Limited Partnership.
(6) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 6,326,749 shares of Class A Common Stock outstanding which includes the warrants to purchase Class A Common Stock held by Air Partners, L.P. and attributable to the Bonderman Family Limited Partnership pursuant to the Partnership Agreement but does not include warrants held by any other persons.
(7) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 21,279,525 shares of Class B Common Stock Outstanding which includes the warrants to purchase Class B Common Stock held by Air Partners, L.P. and attributable to the Bonderman Family Limited Partnership pursuant to the Partnership Agreement but does not include warrants held by any other persons.

1.        Name of Reporting Person:

          Bondo Air Limited Partnership

2.        Check the Appropriate Box if a Member of a Group:
                                                          (a) / /

                                                          (b) /X/

3.        SEC Use Only

4.        Source of Funds:  Not Applicable

5.        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e):                                  / /

6.        Citizenship or Place of Organization: Texas

                      7.   Sole Voting Power: -0-
Number of
Shares                8.   Shared Voting Power:
Beneficially               Class A - 463,230 (1)
Owned By                   Class B - 463,699 (1)
Each                  9.   Sole Dispositive Power: -0-
Reporting
Person With           10.  Shared Dispositive Power:
                           Class A - 463,230 (1)
                           Class B - 463,699 (1)

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

                      Class A - 720,159 (1)(2)
                      Class B - 1,035,574 (1)(3)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                              /X/ See Item 2.

13.       Percent of Class Represented by Amount in Row (11):

                      Class A - 11.0% (2)(4)
                      Class B - 4.8% (3)(5)

14.       Type of Reporting Person: PN

- -----------
(1)       Solely in its capacity as a limited partner of Air Partners, L.P.
          On the basis of certain provisions of the Partnership Agreement, Bondo Air Limited Partnership ("Bondo Air") may be deemed to beneficially own the shares of Class A Common Stock and Class B Common Stock beneficially owned by Air Partners, L.P. that are attributable to such limited partnership interests. Pursuant to Rule 13d-4 under the Act, Bondo Air disclaims beneficial ownership of all such shares.
(2) Assumes the exercise of warrants to purchase 256,929 shares of Class A Common Stock held by Air Partners, L.P. and attributable to the limited partnership interest in Air Partners, L.P. held by Bondo Air.
(3) Assumes the exercise of warrants to purchase 571,875 shares of Class B Common Stock held by Air Partners, L.P. and attributable to the limited partnership interest in Air Partners, L.P. held by Bondo Air.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 6,557,985 shares of Class A Common Stock outstanding which includes the warrants to purchase Class A Common Stock held by Air Partners, L.P. and attributable to the limited partnership interest held by Bondo Air pursuant to the Partnership Agreement but does not include warrants held by any other persons.
(5) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 21,794,213 shares of Class B Common Stock outstanding which includes the warrants to purchase Class B Common Stock held by Air Partners, L.P. and attributable to the limited partnership interest held by Bondo Air pursuant to the Partnership Agreement but does not include warrants held by any other persons.

1.        Name of Reporting Person:

          Alfredo Brener

2.        Check the Appropriate Box if a Member of a Group:
                                                          (a) / /

                                                          (b) /X/

3.        SEC Use Only

4.        Source of Funds:  Not Applicable

5.        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e):                                  / /

6. Citizenship or Place of Organization: Alfredo Brener is a citizen of Mexico.

                      7.   Sole Voting Power: -0-
Number of
Shares                8.   Shared Voting Power:
Beneficially               Class A - 456,282 (1)
Owned By                   Class B - 456,744 (1)
Each                  9.   Sole Dispositive Power: -0-
Reporting
Person With           10.  Shared Dispositive Power:
                           Class A - 456,282 (1)
                           Class B - 456,744 (1)
11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

                      Class A - 709,357 (1)(2)
                      Class B - 1,020,040 (1)(3)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                              /x/ See Item 2.

13.       Percent of Class Represented by Amount in Row (11):

                      Class A - 10.8% (2)(4)
                      Class B - 4.7% (3)(5)


14.       Type of Reporting Person: IN

- ------------
(1) Because Alfredo Brener, through a limited partnership whose corporate general partner he controls, owns warrants to purchase a 98.5% limited partnership interest in Bondo Air, and on the basis of certain provisions of the limited partnership agreement of Bondo Air, Alfredo Brener may be deemed to beneficially own the shares of Class A Common Stock and Class B Common Stock that may be deemed to be beneficially owned by Bondo Air that are attributable to Bondo Air's limited partnership interest in Air Partners. Pursuant to Rule 13d-4 under the Act, Mr. Brener disclaims beneficial ownership of all such shares.
(2) Assumes the exercise of warrants to purchase 253,075 shares of Class A Common Stock held by Air Partners, L.P. and attributable to the limited partnership interest in Air Partners, L.P. held by Bondo Air.
(3) Assumes the exercise of warrants to purchase 563,297 shares of Class B Common Stock held by Air Partners, L.P. and attributable to the limited partnership interest in Air Partners, L.P. held by Bondo Air.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 6,554,131 shares of Class A Common Stock outstanding which includes the warrants to purchase Class A Common Stock held by Air Partners, L.P. and attributable to Bondo Air Limited Partnership pursuant to the Partnership Agreement but does not include warrants held by any other persons.
(5 Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 21,785,635 shares of Class B Common Stock outstanding which includes the warrants to purchase Class B Common Stock held by Air Partners, L.P. and attributable to Bondo Air Limited Partnership pursuant to the Partnership Agreement but does not include warrants held by any other persons.

          Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated August 8, 1995 (the "Schedule 13D"), relating to the shares of Class A Common Stock, par value $.01 per share ("Class A Stock"), and Class B Common Stock, par value $.01 per share ("Class B Stock"), of Continental Airlines, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

ITEM 1.   SECURITY AND ISSUER.

          No material change.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)

          No material change.

          (b)-(c)

          Paragraphs (b) and (c) of Item 2 are hereby amended by amending and restating the information regarding Air Saipan, Inc. in its entirety as follows:

          AIR SAIPAN, INC. ("AIR SAIPAN")

          Air Saipan is a Northern Marianas Islands corporation the principal business of which is serving as a general partner of 1992 Air GP. The principal business address of Air Saipan, which also serves as its principal office, is One Post Street, Suite 2450, San Francisco, California 94104. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Air Saipan are as follows:

NAME          PRINCIPAL BUSINESS OR       PRINCIPAL OCCUPATION OR
              RESIDENCE ADDRESS           EMPLOYMENT

Peter Donnici    One Post Street          Attorney
                 Suite 2450
                 San Francisco, CA 94104

          (d)-(f)

          No material change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 is hereby partially amended by adding at the end thereof the following:

          Air Partners expended $6,297,547.80 of contributions from its partners to acquire rights to purchase 324,453 shares of Class B Stock and to purchase an aggregate of 328,660 shares of the Class B Stock on August 10, 1995, as more fully described in Item 5(c) herein.


ITEM 4.   PURPOSE OF TRANSACTION.

          No material change.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

          Paragraphs (a)-(c) of Item 5 are hereby amended and restated in their entireties as follows:

          (a)

          AIR PARTNERS

          The aggregate number of shares of the Class A Stock that Air Partners owns beneficially, pursuant to Rule 13d-3 under the Act, is 4,259,734, which constitutes approximately 54.5% of the 7,820,790 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. The aggregate number of shares of the Class B Stock that Air Partners owns beneficially, pursuant to Rule 13d-3 under the Act, is 6,125,405, which constitutes approximately 24.9% of the 24,604,970 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

          1992 AIR GP

          Because of its position as one of two general partners of Air Partners, 1992 Air GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of (i) 4,259,734 shares of the Class A Stock, which constitutes approximately 54.5% of the 7,820,790 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act, and (ii) 6,125,405 shares of the Class B Stock, which constitutes approximately 24.9% of the 24,604,970 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

          AIR II

          Because of its position as one of two general partners of Air Partners, Air II may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of (i) 4,259,734 shares of the Class A Stock, which constitutes approximately 54.5% of the 7,820,790 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act, and (ii) 6,125,405 shares of the Class B Stock, which constitutes approximately 24.9% of the 24,604,970 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

          AIR, INC.

          Because of its position as one of two general partners of 1992 Air GP, Air, Inc., may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of (i) 4,259,734 shares of the Class A Stock, which constitutes approximately 54.5% of the 7,820,790 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act, and (ii) 6,125,405 shares of the Class B Stock, which constitutes approximately 24.9% of the 24,604,970 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

          BONDERMAN

          Because of his position as the controlling shareholder of each of Air II and Air, Inc., and as the general partner of Bonderman Family, and because he holds a director stock option to acquire 3,000 shares of the Class B Stock, Bonderman may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of (i) 4,267,934 shares of the Class A Stock, which constitutes approximately 54.6% of the 7,820,790 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act, and (ii) 6,528,405 shares of the Class B Stock, which constitutes approximately 26.5% of the 24,607,970 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

          Additionally, because Bonderman owns, directly and indirectly, limited partnership interests in Air Partners, and on the basis of certain provisions of the Partnership Agreement, Bonderman may be deemed to own beneficially the Class A and Class B Stock beneficially owned by Air Partners that are attributable to such limited partnership interests. Pursuant to Rule 13d-4 under the Act, Bonderman disclaims beneficial ownership of all such shares.

          BONDERMAN FAMILY

          The aggregate number of shares of the Class A Stock that Bonderman Family owns, or may be deemed to own, beneficially, pursuant to Rule 13d-3 under the Act, is 80,215, 8,200 shares of which Bonderman Family owns directly and 72,015 shares of which Bonderman Family may be deemed to own beneficially because of its position as a limited partner of Air Partners, and on the basis of certain provisions of the Partnership Agreement. In the aggregate, such shares of Class A Stock constitute approximately 1.3% of the 6,326,749 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. The aggregate number of shares of the Class B Stock that Bonderman Family owns, or may be deemed to own, beneficially, pursuant to Rule 13d-3 under the Act, is 503,556, 400,000 of which Bonderman Family owns directly and 103,556 of which Bonderman Family may be deemed to own beneficially because of its position as a limited partner of Air Partners, and on the basis of certain provisions of the Partnership Agreement. Such shares of Class B Stock in the aggregate constitute approximately 2.4% of the 21,279,525 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Pursuant to Rule 13d-4 under the Act, Bonderman Family disclaims beneficial ownership of all such shares attributable to Bonderman Family's limited partnership interest in Air Partners.

          BONDO AIR

          Because of its position as a limited partner of Air Partners, and on the basis of certain provisions of the Partnership Agreement, Bondo Air may, pursuant to Rule 13d-3 of the Act, be deemed to own beneficially 720,159 shares of the Class A Stock, which constitutes approximately 11.0% of the 6,557,985 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act and 1,035,574 shares of the Class B Stock, which constitutes 4.8% of the 21,794,213 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Pursuant to Rule 13d-4 under the Act, Bondo Air disclaims beneficial ownership of all such shares.

          BRENER

          Because of his ownership, through a limited partnership whose corporate general partner he controls, of warrants to purchase a 98.5% limited partnership interest in Bondo Air, and on the basis of certain provisions of the limited partnership agreement of Bondo Air and the Partnership Agreement, Brener may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of 709,357 shares of the Class A Stock, which constitutes approximately 10.8% of the 6,554,131 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act and 1,020,040 shares of the Class B Stock, which constitutes approximately 4.7% of the 21,785,635 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Pursuant to Rule 13d-4 under the Act, Brener disclaims beneficial ownership of all such shares.

          To the best knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in response to Item 2(a) herein is the beneficial owner of any shares of the Class A Stock or the Class B Stock.

          (b)

          AIR PARTNERS

          Acting through its two general partners, Air Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,740,000 shares of the Class A Stock and of 2,742,773 shares of the Class B Stock. Additionally, the voting and dispositive power with respect to the shares of Class A Common Stock and Class B Common Stock held by Air Partners may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners as further described in Item 6 hereof.

          1992 AIR GP

          In its capacity as one of two general partners of Air Partners, and acting through its two general partners, 1992 Air GP has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,740,000 shares of the Class A Stock and of 2,742,773 shares of the Class B Stock.

          AIR II

          In its capacity as a general partner of Air Partners, and acting through its controlling shareholder, Air II has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,740,000 shares of the Class A Stock and of 2,742,773 shares of the Class B Stock.

          AIR, INC.

          In its capacity as one of two general partners of 1992 Air GP, and acting through its controlling shareholder, Air, Inc. has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,740,000 shares of the Class A Stock and of 2,742,773 shares of the Class B Stock.

          BONDERMAN

          In his capacity as the controlling shareholder of each of Air II and Air, Inc., Bonderman has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,740,000 shares of the Class A Stock and of 2,742,773 shares of the Class B Stock. In his capacity as sole general partner of Bonderman Family, Bonderman has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,200 shares of the Class A Stock and 200,000 shares of the Class B Stock. Additionally, because of Bonderman's ownership of direct and indirect limited partnership interests in Air Partners, and on the basis of certain provisions of the Partnership Agreement, Bonderman may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of shares of Class A Stock and Class B Stock beneficially owned by Air Partners attributable to such limited partnership interests in Air Partners.

          BONDERMAN FAMILY

          Acting through its sole general partner, Bonderman Family has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,200 shares of the Class A Stock and 200,000 shares of the Class B Stock. Additionally, because of its ownership of a limited partnership interest in Air Partners, and on the basis of certain provisions of the Partnership Agreement, Bonderman Family may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 46,322 shares of Class A Stock and 46,369 shares of Class B Stock beneficially owned by Air Partners attributable to Bonderman Family's limited partnership interest in Air Partners.

          BONDO AIR

          In its capacity as a limited partner of Air Partners, and on the basis of certain provisions of the Partnership Agreement, Bondo Air may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 463,230 shares of the Class A Stock and 463,699 shares of the Class B Stock attributable to Bondo Air's limited partnership interest in Air Partners.

          BRENER

          Because of his ownership, through a limited partnership whose corporate general partner he controls, of warrants to purchase a 98.5% limited partnership interest in Bondo Air, and on the basis of certain provisions of the limited partnership agreement of Bondo Air and the Partnership Agreement, Brener may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 456,282 shares of the Class A Stock and 456,744 shares of the Class B Stock attributable to Bondo Air's limited partnership interest in Air Partners.

          (c) On August 10, 1995, Air Partners purchased Air Canada's Anti-dilution Rights under Article Seventh of the Issuer's Certificate of Incorporation relating to the six-month periods ended December 31, 1994 and June 30, 1995 covering an aggregate of 324,453 shares of the Class B Stock. Air Partners purchased such rights from Air Canada for the aggregate purchase price of $1,297,812, or $4.00 per share. Upon acquiring such rights from Air Canada, on August 10, 1995, Air Partners exercised the rights and purchased pursuant thereto 324,453 shares of the Class B Stock in a private transaction directly from the Issuer at a price per share of $15.86 with respect to 242,151 shares and $13.40 with respect to 82,302 shares.

          Also on August 10, 1995, Air Partners purchased 4,207 shares of the Class B Stock in a private transaction directly from the Issuer at a price per share of $13.40. These shares represented an adjustment to the Anti-dilution Rights exercised by Air Partners on July 27, 1995, as reported in the Schedule 13D.

          Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Class A Stock or Class B Stock since the last filing by the Reporting Persons on Schedule 13D.

          (d)-(e)

          No material change.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          No material change.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 99.1  Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

       Dated: August 11, 1995


                                AIR PARTNERS, L.P.

                                By:  1992 AIR GP,
                                     General Partner

                                     By:  1992 AIR, INC.,
                                          General Partner



                                          By:/s/James J. O'Brien
                                                James J. O'Brien,
                                                Vice President

                                1992 AIR GP

                                By:  1992 AIR, INC.,
                                     General Partner



                                     By:/s/James J. O'Brien
                                           James J. O'Brien,
                                           Vice President


                                AIR II GENERAL, INC.



                                By:/s/James J. O'Brien
                                      James J. O'Brien,
                                      Vice President


                                1992 AIR, INC.



                                By:/s/James J. O'Brien
                                      James J. O'Brien,
                                      Vice President


                                /s/James J. O'Brien
                                James J. O'Brien,
                                Attorney-in-Fact for each of:
                                DAVID BONDERMAN (1)
                                ALFREDO BRENER (2)


                                BONDERMAN FAMILY LIMITED PARTNERSHIP

                                By:  David Bonderman, general partner


                                By:/s/James J. O'Brien,
                                Attorney-in-Fact for DAVID BONDERMAN(1)



                                BONDO AIR LIMITED PARTNERSHIP

                                By:  1992 AIR, INC.,
                                     General Partner



                                     By:/s/James J. O'Brien
                                          James J. O'Brien,
                                          Vice President




(1) A Power of Attorney authorizing James J. O'Brien to act on behalf of David Bonderman was previously filed with the Commission.

(2) A Power of Attorney authorizing James J. O'Brien to act on behalf of Alfredo Brener was previously filed with the Commission.